APPENDIX D

INFORMATION CONCERNING NEW BAYTEX

TABLE OF CONTENTS

NOTICE TO READER 2
FORWARD-LOOKING STATEMENTS 2
CORPORATE STRUCTURE 2
GENERAL DEVELOPMENT OF THE BUSINESS 3
DESCRIPTION OF THE BUSINESS 4
MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS 5
DIVIDEND RECORD AND POLICY 6
DESCRIPTION OF CAPITAL STRUCTURE 6
CONSOLIDATED CAPITALIZATION 8
EQUITY COMPENSATION PLANS 9
PRIOR SALES 10
TRADING PRICE AND VOLUME 10
ESCROWED SECURITIES 10
PRINCIPAL SHAREHOLDERS 10
DIRECTORS AND EXECUTIVE OFFICERS 10
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS 11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS 11
AUDIT COMMITTEE AND CORPORATE GOVERNANCE 11
INDUSTRY REGULATIONS 11
RISK FACTORS 11
LEGAL PROCEEDINGS AND REGULATORY ACTIONS 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS12
AUDITORS, TRANSFER AGENT AND REGISTRAR 12
MATERIAL CONTRACTS 12

SCHEDULE A – FINANCIAL STATEMENT OF NEW BAYTEX
SCHEDULE B – BY-LAWS OF NEW BAYTEX

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements.  All statements other than statements of historical fact contained in this Appendix are forward-looking statements.  Reference is made to "Forward-Looking Statement Disclaimer" in the body of the Information Circular for information regarding forward-looking statements.  The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under "Forward-Looking Statement Disclaimer".  The forward-looking statements included in this Appendix are made as of the date of this Information Circular and neither the Trust nor New Baytex undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

New Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of Baytex, for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.  Following the Arrangement, New Baytex will carry on the business presently carried on by the Trust through its subsidiaries.

The head and principal office of New Baytex is located at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following are the names, the percentage of votes attaching to all voting securities to be beneficially owned, or controlled or directed, directly or indirectly, by New Baytex, and the jurisdiction of incorporation, continuance, formation or organization of New Baytex's material subsidiaries after giving effect to the Arrangement.

	Percentage of voting securities (directly or indirectly)	Jurisdiction of Incorporation/Formation
Baytex Energy Ltd.	100%	Alberta
Baytex Energy Partnership	100%	Alberta
Baytex Oil & Gas Ltd.	100%	Alberta
Baytex Energy USA Ltd.	100%	Colorado

Organizational Structure

The following diagram sets forth the simplified organizational structure of New Baytex immediately following completion of the Arrangement:

GENERAL DEVELOPMENT OF THE BUSINESS

General

Pursuant to the Arrangement, New Baytex will, directly or indirectly, acquire all of the assets and will assume all of the liabilities of the Trust and the Trust will be dissolved.  Unitholders (other than Dissenting Unitholders) will be the shareholders of New Baytex.

New Baytex will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the listing of the New Baytex Shares to be issued and made issuable pursuant to the Arrangement, subject to New Baytex fulfilling the requirements of the TSX.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the NYSE.

Three-Year History

For a description of the general development of the business of the Trust over the last three completed financial years, see the section of the Trust AIF entitled "General Development of Our Business – History and Development", which is incorporated by reference in this Information Circular. For a description of the business to be carried on by New Baytex following completion of the Arrangement, see "Description of the Business" in this Appendix.

DESCRIPTION OF THE BUSINESS

General

Following completion of the Arrangement, New Baytex will carry on the business currently carried on by the Trust through its subsidiaries.  New Baytex will be an Alberta-based company engaged in the business of oil and natural gas exploration, exploitation, development, acquisition and production.

Statement of Reserves Data and Other Oil and Gas Information

A description of the assets to be owned by New Baytex following completion of the Arrangement, including the oil and natural gas reserves attributable to them, is provided in the following sections of the Trust AIF, which are incorporated by reference in this Information Circular:  "Appendix A – Report of Management and Directors on Oil and Gas Disclosure", "Appendix B – Report on Reserves Data by Independent Qualified Reserves Evaluator", "Description of Our Business and Operations – Statement of Reserves Data and Other Oil and Natural Gas Information" and "Description of Our Business and Operations – Other Oil and Gas Information".

Business Plans

New Baytex will be a public oil and natural gas exploration, exploitation, development, acquisition and production company.

New Baytex's activities will be directed towards growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders.  This will be pursued through a combination of investing capital to enhance the value of New Baytex's assets, operating New Baytex's producing oil and gas properties in a low cost manner to maximize the recovery of reserves, and through making monthly dividends to Shareholders.  New Baytex will direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing oil and gas properties.  New Baytex will seek to acquire oil and natural gas producing properties and primarily participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry.  Also, a percentage of each year's capital budget will be devoted to moderate risk development and lower risk exploration opportunities on New Baytex's properties.

New Baytex's proposed management team is comprised of a proven team of professional management in all key operational areas of the organization including a team experienced in providing organic growth through full cycle exploration, exploitation and development.  See "Directors and Executive Officers" in this Appendix.

Ongoing Acquisition and Disposition Activities

Potential Acquisitions

New Baytex expects to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its on-going asset portfolio management program.  The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions and cannot predict whether any current or future opportunities will result in one or more acquisitions for New Baytex.

Potential Dispositions and Farm-Outs

New Baytex expects to evaluate potential dispositions of its petroleum and natural gas assets as part of its on-going portfolio asset management program.  In addition, New Baytex expects to evaluate potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where New Baytex believes it is prudent to do so based on, among other things, its capital program, development plan timelines and the risk profile of such assets.  The Trust is normally in the process of evaluating several potential dispositions of its assets and farm-out opportunities at any one time, which individually or together could be material.  As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material dispositions or farm-outs and cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for New Baytex.

Environmental Policies

New Baytex will have an active program to monitor and comply with all environmental laws, rules and regulations applicable to its operations. New Baytex's policies will require that all employees and contractors report all breaches or potential breaches of environmental laws, rules and regulations to senior management and all applicable governmental authorities. Any material breaches of environmental laws, rules and regulations must be reported to the Board of Directors of New Baytex.

Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases.  New Baytex will compete with numerous other participants in the acquisitions of properties with longer life reserves, properties with exploitation and development opportunities and undeveloped land.  New Baytex's competitors will include resource companies, which have greater financial resources, staff and facilities than those of New Baytex.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.  New Baytex anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against the Trust or Baytex, or any voluntary receivership, bankruptcy or similar proceeding by the Trust or Baytex within the three most recently completed financial years or proposed for New Baytex for the current financial year.

Material Restructuring Transactions

Other than the Arrangement, there have been no material restructuring transactions of the Trust or Baytex within the three most recently completed financial years or currently proposed for New Baytex for the current financial year.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

If the Arrangement is completed, the business of the Trust through its subsidiaries will continue to be carried on as before the completion of the Arrangement.  New Baytex's financial position, risks and outlook after the Arrangement is completed will be substantially the same as those outlined in management's discussion and analysis of the financial condition and results of operation of the Trust for the year ended December 31, 2009 and for the six months ended June 30, 2010 (the "MD&A") and in the Trust AIF, each of which is incorporated by reference in this Information Circular.

Since the Arrangement does not constitute a change of control for accounting purposes, the financial statements of New Baytex will reflect the assets and liabilities of the Trust at the respective carrying amounts; however, any change to the interpretation of a change of control for tax purposes could result in a change to the carrying amount of future income tax balances.  Changes to the carrying amount of future income tax balances will be charged to future income tax expense and may result in a reduction to shareholders' equity and these changes may be material.

In 2011, New Baytex will begin to report its financial results under International Financial Reporting Standards ("IFRS").  For information regarding the impact that IFRS will have on New Baytex's accounting policies and financial statements see, "Changes in Accounting Policies – International Financial Reporting Standards (IFRS)" in the MD&A, which is incorporated by reference into this Information Circular.

DIVIDEND RECORD AND POLICY

New Baytex has never declared or paid any cash dividends on the New Baytex Shares

Upon completion of the Arrangement, it is expected that New Baytex will adopt a monthly dividend policy whereby a dividend will be paid on or about the 15th day of the month that follows the end of each month to shareholders of record at the end of such month.  The dividend policy is expected to follow the general corporate philosophy of financial self sufficiency whereby, over the long term, development capital expenditures and dividend payments are planned to be financed from internally generated funds from operations. As such, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New Baytex and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Baytex's practice has been to review the level of the distribution at least annually as capital spending requirements are evaluated. This review has typically occurred in December in connection with the presentation of the annual budget for the ensuing year to the Board of Directors of Baytex, with changes, if any, to the distribution level being announced following that meeting. Under current operating conditions and commodity prices, Baytex believes the current distribution level of $0.18 per Unit per month can be maintained as a dividend subsequent to the completion of the Arrangement.

Although it is expected that dividends of New Baytex will qualify as "eligible dividends" for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New Baytex Shares, no assurances can be given that all dividends will be designated as "eligible dividends" or qualify as "eligible dividends".

See "The Arrangement – Effect of the Arrangement on Unitholders", The Arrangement – Details of the Arrangement – Arrangement Steps", "The Arrangement – Procedure for Exchange of Trust Units", "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Pursuant to the Arrangement, the New DRIP shall become effective, all participants in the DRIP will be deemed to be participants in the New DRIP without any further action on their part, and all declared and unpaid distributions of the Trust will be automatically applied, on behalf of such deemed participants, to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.

DESCRIPTION OF CAPITAL STRUCTURE

General

The authorized capital of New Baytex consists of an unlimited number of common shares without nominal or par value (defined in the Information Circular as "New Baytex Shares") and 10,000,000 preferred shares ("Preferred Shares"), without nominal or par value, issuable in series.  A description of the share capital of New Baytex is set forth below.

The inclusion of Preferred Shares in the authorized capital of New Baytex was done to provide it with the flexibility to raise a limited amount of capital in the form of preferred shares.  At the present time, management of New Baytex is not aware of any financing structures for oil and gas companies that involve the issuance of preferred shares.  The Preferred Shares will not be utilized as a defense to any take-over bid.

New Baytex Shares

Holders of New Baytex Shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the corporation (other than meetings of a class or series of shares of the corporation other than the New Baytex Shares as such).

Holders of New Baytex Shares will be entitled to receive dividends as and when declared by the Board of Directors of New Baytex on the New Baytex Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of New Baytex ranking in priority to the New Baytex Shares in respect of dividends.

Holders of New Baytex Shares will be entitled in the event of any liquidation, dissolution or winding-up of New Baytex, whether voluntary or involuntary, or any other distribution of the assets of the corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of New Baytex ranking in priority to the New Baytex Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the corporation ranking equally with the New Baytex Shares in respect of return of capital on dissolution, in such assets of New Baytex as are available for distribution.

Preferred Shares

The Preferred Shares may be issued in one or more series, at any time or from time to time.  Before any shares of a particular series are issued, the Board of Directors of New Baytex will fix the number of shares that will form such series and will, subject to the limitations set out in the preferred share terms described below, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of New Baytex or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of New Baytex or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing: (a) the Board of Directors of New Baytex may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares; and (b) other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Share, the voting rights attached to the Preferred Shares will be limited to one vote per Preferred Share at any meeting where the Preferred Shares and New Baytex Shares vote together as a single class.

The Preferred Shares of each series will rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital.  The Preferred Shares will be entitled to a preference over the New Baytex Shares and over any other shares of New Baytex ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of New Baytex, whether voluntary or involuntary, or any other distribution of the assets of New Baytex among its shareholders for the purpose of winding-up its affairs.  If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series will participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital will first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends.  The Preferred Shares of any series may also be given such other preferences not inconsistent with the terms of the Preferred Shares over the New Baytex Shares and any other shares ranking junior to the Preferred Shares as may be determined in the case of each such series of Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the Preferred Shares may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 10% per cent of the outstanding Preferred Shares or by a resolution in writing of all holders of the outstanding Preferred Shares.  If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 7 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy.  The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of New Baytex with respect to meetings of Shareholders.  On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Preferred Shares held.

Series A Debentures

Pursuant to the Arrangement and in accordance with the terms of the Series A Debentures, New Baytex, the Series A Debenture Guarantors and Valiant Trust Company will enter into the Amended and Restated Series A Debenture Indenture, pursuant to which, among other things, New Baytex will assume all of the rights and obligations of the Trust under the Series A Debenture Indenture and the Series A Debenture Guarantors will ratify and confirm the Guarantees.  See "Additional Information Respecting Baytex Energy Trust – Series A Debentures" in the Trust AIF and note 5 to the Trust's financial statements for the six months ended June 30, 2010, which are incorporated by reference in this Information Circular, for a description of the material terms of the Series A Debentures.

CONSOLIDATED CAPITALIZATION

The following table sets forth, as at June 30, 2010, the consolidated capitalization of the Trust before giving effect to the completion of the Arrangement and the pro forma consolidated capitalization of New Baytex after giving effect to the Arrangement.

For further information, see the interim financial statements of the Trust and notes thereto for the six months ended June 30, 2010, which are incorporated by reference in this Information Circular and the "Financial Statements of New Baytex" attached as Schedule A to this Appendix.

	The Trust	New Baytex
	As at June 30, 2010 before giving effect to the Arrangement	As at June 30, 2010 after giving effect to the Arrangement
	(amounts in $000s, except where noted)	(amounts in $000s, except where noted)

Debt:
Existing Secured Credit Facilities (1) (2)	341,919	341,919
Series A Debentures (3)	150,000	150,000
Convertible Debentures (4)	5,864	5,864
Unitholders'/Shareholders' Capital:
Convertible Debentures (4)	282	282
Trust Units (unlimited) (5)	1,336,356 (111,259,000 Units)	-
New Baytex Shares (unlimited) (6)(7)	-	1,336,356 (111,259,000 New Baytex Shares)
Preferred Shares (10,000,000)	-	-

 Notes:
(1)
As at June 30, 2010, Baytex had a credit agreement with a syndicate of chartered banks for facilities totalling $550 million (the "Existing Secured Credit Facilities"). The Existing Secured Credit Facilities are secured by a floating charge and a security interest over all of Baytex's and its subsidiaries' current and after acquired real and personal property and are guaranteed by the Trust and other material subsidiaries. The Existing Secured Credit Facilities consist of an operating loan and a 364-day revolving loan, mature on June 30, 2011 (subject to one year term out following the revolving period), can be drawn in either Canadian or United States funds and bear interest at the agent bank's prime lending rate, bankers' acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The Existing Secured Credit Facilities contain restrictions on Baytex's ability to make distributions to the Trust, including the declaration or payment of any dividend or distribution to the Trust as the holder of the capital stock of Baytex and the payment of interest or principal on subordinated debt owed to the Trust. Baytex and its subsidiaries are restricted from making distributions to the Trust when (i) a default or event of default under the Existing Secured Credit Facilities has occurred and is continuing, (ii) distributions would be reasonably expected to have a material adverse effect on or impair the ability of Baytex to fulfill its financial obligations to its lenders under the Existing Secured Credit Facilities, or (iii) outstanding loans under the Existing Secured Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. Assuming that the Arrangement is completed, the Existing Secured Credit Facilities will be amended to provide similar restrictions on Baytex's ability to make distributions to New Baytex.  The borrowing base is generally re-determined by the lenders on a semi-annual basis and upon the acquisition or disposition of assets beyond certain defined limits. See also "Risk Factors – Risks Related to our Revenues – We may be subject to refinancing risk and increased debt service charges" in the Trust AIF.  Baytex is in compliance in all material respects with the terms of the agreements governing its credit facilities.

(2)	Does not include working capital deficit of $56 million as at June 30, 2010.
(3)
The Series A Debentures were issued on August 26, 2009, bear interest at a rate of 9.15% and mature on August 26, 2016. For information regarding the Series A Debentures, see the Trust AIF and note 5 to the Trust's financial statements for the six months ended June 30, 2010, which are incorporated by reference in this Information Circular.  See also "The Arrangement – Effect of the Arrangement on the Series A Debentures".

(4)
The Convertible Debentures were issued on June 6, 2005 in the aggregate principal amount of $100 million. The amounts shown in the table above reflect both the debt and equity portions of unconverted Convertible Debentures as disclosed on the Trust's June 30, 2010 balance sheet. Under Canadian GAAP, consistently applied, the Convertible Debentures are included as a liability, net of the fair value of the conversion feature, which is included as equity. Over the term of the Convertible Debentures, the liability will accrete up to the principal balance of the outstanding Convertible Debentures at the end of their term with the accretion charged to interest expense. The Convertible Debentures are convertible to Units at a conversion price of $14.75 per Unit. The Convertible Debentures mature on December 31, 2010 at which time they are due and payable. The Convertible Debentures are redeemable at the option of the Trust at a price of $1,050 per Convertible Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Convertible Debenture after December 31, 2009 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. See "The Arrangement – Effect of the Arrangement on the Convertible Debentures".

(5)
In addition, as at June 30, 2010, 6,994,000 Units were reserved for issuance under the Incentive Plan and 400,000 Units were reserved for issuance on conversion of the outstanding Convertible Debentures.  For information regarding the Incentive Plan, see note 10 to the Trust's financial statements for the six months ended June 30, 2010 and "Executive Compensation – Trust Unit Rights Incentive Plan" in the Trust AGM Circular, which are incorporated by reference in this Information Circular.

(6)	Assumes that the same number of Units is outstanding on the Effective Date as was outstanding on June 30, 2010 and that no Dissent Rights are exercised.
(7)	Pursuant to the Arrangement, the aggregate amount allocated to the stated capital in respect of the New Baytex Shares issued under the Arrangement will initially be set at $1.4 billion.

EQUITY COMPENSATION PLANS

Transition Incentive Plan

Pursuant to the terms of the Incentive Plan, the Arrangement constitutes a capital reorganization which will result in each holder of Incentive Rights exchanging their Incentive Rights for equivalent rights to acquire New Baytex Shares on a one-for-one basis.  If the Arrangement Resolution and the Share Award Incentive Plan Resolution are passed by the Unitholders at the Meeting, the outstanding Incentive Rights will be exchanged for the New Incentive Rights which will be governed by the terms of the Transition Incentive Plan, the Incentive Plan will be terminated and no further grants will be made under the Transition Incentive Plan.

The transactions contemplated by the Arrangement will not result in a change of control for purposes of the Incentive Plan.  See "The Arrangement – Effect of the Arrangement on Holders of Incentive Rights".

Share Award Incentive Plan

If the Arrangement Resolution and the Share Award Incentive Plan Resolution are passed by the Unitholders at the Meeting, the Share Award Incentive Plan will become the long term incentive plan for New Baytex  A copy of the Share Award Incentive Plan is set out in Appendix E to the Information Circular and a detailed description of the Share Award Incentive Plan is provided in the Information Circular under the heading "Other Matters to be Considered at the Meeting – Approval of the Share Award Incentive Plan".

In the event that the Arrangement is not approved by the Unitholders at the Meeting, the Trust will consider the provision of comparable compensation to its directors, officers, employees or consultants and those of its affiliates in the form of cash or by other appropriate arrangements (which may include the resumption of grants under the Incentive Plan).

In the event that the Arrangement is approved and the Share Award Incentive Plan is not approved by Unitholders at the Meeting, New Baytex will consider the provision of comparable compensation to its directors, officers, employees or consultants and those of its affiliates in the form of cash or by other appropriate arrangements (which may include the resumption of grants under the Transition Incentive Plan).

PRIOR SALES

No securities of New Baytex have been issued prior to the date hereof other than one New Baytex Share issued to Baytex for aggregate consideration of $40 on October 22, 2010 in connection with the organization of New Baytex.

TRADING PRICE AND VOLUME

The New Baytex Shares are not currently traded or quoted on a Canadian marketplace.  The TSX has conditionally approved the listing of the New Baytex Shares to be issued and made issuable pursuant to the Arrangement, subject to New Baytex fulfilling the requirements of the TSX.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the NYSE.

ESCROWED SECURITIES

No securities of any class of securities of New Baytex are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

Immediately following completion of the Arrangement, to the best of knowledge of the directors and officers of Baytex as of the date of the Information Circular, there is no person or company who will beneficially own, directly or indirectly, or exercise control or direction, over securities carrying more than 10% of the voting rights attached to any class of voting securities of New Baytex.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Following the completion of the Arrangement, it is anticipated that Board of Directors of New Baytex will be comprised of all of the current members of the Board of Directors of Baytex and that the executive officers of New Baytex will be the same as the current executive officers of Baytex.  See "Additional Information Respecting Baytex Energy Ltd. – Management of the Trust" in the Trust AIF and "Matters to be Acted Upon at the Meeting – Election of Directors of Baytex" in the Trust AGM Circular, each of which are incorporated by reference in this Information Circular.

After giving effect to the Arrangement, and based on certain assumptions, the number of New Baytex Shares beneficially owned, directly or indirectly, by all of the proposed directors and executive officers of New Baytex and their associates following completion of the Arrangement will be an aggregate of approximately 1,594,130 New Baytex Shares (approximately 1.4% of the issued and outstanding New Baytex Shares).

Personnel

After giving effect to the Arrangement, the current employees of Baytex will be the employees of New Baytex.  As of October 15, 2010, Baytex had 150 employees in its Calgary head office, 16 employees in its Denver office and 51 employees in its field operations.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The proposed directors and executive officers of New Baytex are currently compensated by Baytex.  New Baytex's compensation policies are expected to be similarly structured to those of Baytex.  See "Director Compensation", "Compensation Discussion and Analysis" and "Executive Compensation" in the Trust AGM Circular, which is incorporated by reference in this Information Circular.  See also "Other Matters to be Considered at the Meeting – Approval of the Share Award Incentive Plan" in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Following completion of the Arrangement, it is expected that there will exist no indebtedness of the directors or executive officers of New Baytex, or any of their associates, to New Baytex, nor any indebtedness of any of such persons to another entity which will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Baytex.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement it is anticipated that New Baytex will substantially adopt the Audit Committee and corporate governance policies of Baytex.  See "Statement of Corporate Governance Practises" and "Schedule A – Baytex Energy Ltd. – Board of Directors – Mandate and Terms of Reference" in the Trust AGM Circular and "Audit Committee Information" in the Trust AIF, each of which are incorporated by reference in this Information Circular.

New Baytex has adopted by-laws relating generally to the conduct of its business and affairs.  The by-laws provide that, among other things, two persons present and holding or representing by proxy, twenty-five percent (25%) of the New Baytex Shares entitled to vote at a meeting of Shareholders, shall be a quorum.  A complete copy of the by-laws of New Baytex are attached as Schedule B to this Appendix.

INDUSTRY REGULATIONS

Industry regulations related to the business of the Trust will generally apply to New Baytex after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of New Baytex will be subject to various industry regulations as set forth under the heading "Industry Conditions" in the Trust AIF, which is incorporated by reference in this Information Circular.  Investors should carefully consider the information contained herein and in the materials incorporated by reference.

RISK FACTORS

An investment in New Baytex should be considered highly speculative due to the nature of New Baytex's activities.  Investors should carefully consider the following:

Risk factors related to the business of the Trust will generally continue to apply to New Baytex after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of, and investment in, New Baytex will be subject to various risk factors set forth under the headings "Risk Factors" in the Information Circular and "Risk Factors" in the Trust AIF, which is incorporated by reference in the Information Circular.  Investors should consider carefully the information contained herein and in the materials incorporated by reference.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Baytex as at the date hereof, following completion of the Arrangement, there will be no legal proceedings that New Baytex will be a party to, or that any of its property will be the subject of, that will be material to New Baytex, and there are no such material legal proceedings known to be contemplated.  See "Information Concerning the Baytex Parties – Legal Proceedings and Regulatory Actions" in the Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of Baytex or the proposed directors or executive officers of New Baytex, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of New Baytex's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction within the three years before the date of the Information Circular or any proposed transaction that has materially affected or will materially affect New Baytex.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of New Baytex are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.  Deloitte & Touche LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the New Baytex Shares in Canada will be Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.  The transfer agent and registrar for the New Baytex Shares in the United States will be Registrar and Transfer Company at its principal office in Cranford, New Jersey.

MATERIAL CONTRACTS

The only contracts to which New Baytex or any of its subsidiaries is or will become a party to following completion of the Arrangement, that can reasonably be regarded as material to a proposed investor in the New Baytex Shares, other than contracts entered into in the ordinary course of business, are the following:

(a)
the indenture creating the 12% unsecured promissory notes issued by Baytex and held by the Trust pursuant to the plan of arrangement completed on September 2, 2003 and the promissory note issued thereunder (filed on SEDAR on March 21, 2005);

(b)
the credit agreement (and amendments thereto) in respect of Baytex's syndicated credit facility (filed on SEDAR on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009, July 15, 2010 and August 31, 2010); and

(c)	the Series A Debenture Indenture (filed on SEDAR on June 9, 2005) and the Amended and Restated Series A Debenture Indenture.

Following completion of the Arrangement, a copy of the above noted material contracts which have not been previously filed will be available on SEDAR at www.sedar.com and may also be inspected at the registered office of New Baytex located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during normal business hours.